POMEROY
    IT SOLUTIONS

                                                            1020 Petersburg Road
                                                            Hebron, KY 41048
                                                            Phone: 859.586.0600



                                September 8, 2005


Securities and Exchange Commission
Attention: Brad Skinner, Accounting Branch Chief
100 F. Street, N.E.
Washington, DC 20549

     Re:  Pomeroy IT Solutions, Inc.
          File No. 000-20022

Dear Mr. Skinner:

     Pomeroy IT Solutions, Inc., a Delaware corporation (the "Company" or "Pomeroy"), hereby submits the responses set forth below to your Comment Letter, dated August 24, 2005 (the "Comment Letter"), pertaining to the Company's Annual Report on Form 10-K for the year ended January 5, 2005, as amended in the Form 10-K/A filed May 5, 2005, and the Quarterly Report on Form 10-Q for the quarter ended July 5, 2005.

     The responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter followed by the Company's response.

FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 5, 2005
---------------------------------------------------

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
--------------------------------------------------------------------------------
OF  OPERATIONS
--------------

LIQUIDITY AND CAPITAL RESOURCES, PAGE 23
----------------------------------------

1. YOUR DISCUSSION OF OPERATING CASH FLOW APPEARS TO BE LIMITED TO DISCLOSURE OF THE OUTSTANDING BALANCES UNDER YOUR FLOOR PLAN ARRANGEMENTS. WHEN PREPARING THE DISCUSSION AND ANALYSIS OF OPERATING CASH FLOWS, YOU SHOULD ADDRESS MATERIAL CHANGES IN THE UNDERLYING DRIVERS THAT AFFECT THESE CASH FLOWS. THESE DISCLOSURES SHOULD ALSO INCLUDE A DISCUSSION OF THE UNDERLYING REASONS FOR CHANGES IN WORKING CAPITAL ITEMS

Securities and Exchange Commission
September 8, 2005
Page 2

     THAT  AFFECT  OPERATING  CASH  FLOWS. PLEASE TELL US HOW YOU CONSIDERED THE
     GUIDANCE  IN  SECTION  IV.B.1  OF  SEC  RELEASE  33-8350.

     Historically, the Company's operating cash flow has been a function of typical business factors which the Company had not determined to be underlying drivers, such as an increase or decline in business, decisions to utilize cash to obtain cash discounts associated with the Company's trade accounts payable and certain floor plan arrangements, and decisions on whether to finance product purchases through the Company's floor plan arrangements or through other arrangements with vendors that may be available from time to time. Specifically, operating cash flow had been high during fiscal 2002 and 2003 primarily as a result of a decline in business during those years. Operating cash flow decreased in fiscal 2004 as a result of a number of factors, specifically, a growth in business, a decision to aggressively pursue cash discounts related to accounts payable and certain floor plan arrangements, and the acquisition of Alternative Resources Corporation ("ARC"). In particular, in connection with the ARC acquisition, late in 2004, the Company eliminated an ARC factoring arrangement with a financial institution, related to a specific customer. By eliminating this arrangement, the collection on these specific receivables changed from credit terms of Net 10 to Net 45. During the conversion of these credit terms, Pomeroy experienced a decrease of approximately $7 million in operating cash flows.

     With the completion of the ARC acquisition and recently announced developments relating to the provision of services, on a going forward basis, Pomeroy anticipates both a growth in its services business and an increase in the overall proportion of services revenue to total revenue. The acquisition of ARC has significantly expanded Pomeroy's information technology solutions and staffing services, including Help Desk, Desktop Support and Technology Deployment Service offerings, and added approximately 1,500 technical employees. As a result, Pomeroy has determined that an underlying driver of operating cash flows in accordance with Section IV.B.1 of SEC Release 33-8350 is a significant growth or decline in service revenue combined with a significant change in the proportion of services revenue to total revenue.

     In Pomeroy's MD&A discussions in future SEC filings, the Company intends to disclose that a growth or decline in services revenue in conjunction with a change in the proportion of services revenue to total revenue is an underlying driver of operating cash flows. The following disclosure will be added to the Company's MD&A:

     The amount of cash derived from operating activities will vary based on a number of business factors which may change from time to time, including terms of available financing from vendors, downturns in the Company's business and/or downturns in the businesses of the Company's customers. However, a growth or decline in services revenue in conjunction with a change in the proportion of services revenue to total revenue is an underlying driver of operating cash flow during the period of growth because a majority of the Company's service revenue is generated based upon the billings of the Company's technicians. The cash outlay for these labor/payroll costs is incurred bi-weekly with each pay period. The invoicing for the service is

Securities and Exchange Commission
September 8, 2005
Page 3
     generated on various billing cycles as dictated by the customers, and the respective cash inflow typically follows within 30 to 60 days of invoice date, which may be as long as 60 to 120 days from the time the services are performed. This differs from product revenue in that the time period between the time that the Company incurs the cost to purchase the products and collects the revenue from its customer is typically shorter, usually from 0 to 60 days, and the Company primarily orders inventory for a particular customer rather than stocking large amounts of inventory. The Company anticipates an increase in service revenue and in the proportion of service revenue to total revenue which, if it occurs, may result in a significant decrease in cash flows from operating activities during periods of significant growth or periods of excess technical capacity.

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 25

2. WE NOTE THAT YOU IDENTIFIED TWO MATERIAL WEAKNESSES THAT EXISTED AS OF JANUARY 5, 2005 IN YOUR REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING FILED IN YOUR AMENDED FORM 10-K IN ACCORDANCE WITH SEC RELEASE 34-50754. PLEASE ADDRESS THE FOLLOWING.
          - EXPLAIN TO US WHEN YOU IDENTIFIED OR BECAME AWARE OF THESE MATERIAL WEAKNESSES AND WHETHER YOU PERFORMED ANY ADDITIONAL MITIGATING PROCEDURES TO ENSURE THAT THE INFORMATION PROVIDED IN YOUR FORM 10-K FILED ON APRIL 5, 2005 WAS ACCURATE AND THAT YOUR CEO AND CFO WERE ABLE TO PROVIDE THE REQUIRED CERTIFICATIONS;
          - EXPLAIN TO US WHETHER YOUR AUDITORS CONSIDERED THE MATERIAL WEAKNESSES IN DETERMINING THE NATURE, EXTENT AND TIMING OF AUDIT PROCEDURES PERFORMED IN SUPPORT OF THEIR OPINION ON YOUR FINANCIAL STATEMENTS DATED MARCH 31, 2005;
          - EXPLAIN THE BASIS FOR YOUR CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE "EFFECTIVE" AS OF JANUARY 5, 2005, AS DISCLOSED IN YOUR INITIAL FORM 10-K, CONSIDERING THE MATERIAL WEAKNESS DISCLOSURES THAT WERE MADE ONLY ONE MONTH LATER. EXPLAIN HOW THIS CONCLUSION IS CONSISTENT WITH THE MATERIAL WEAKNESSES AND INEFFECTIVE DISCLOSURE CONTROLS AND PROCEDURES DISCLOSED IN YOUR AMENDED FORM 10-K; AND
          - EXPLAIN HOW YOU CONSIDERED CONDITION (D) OF SEC RELEASE 34-50754 AS IT RELATED TO YOUR ITEM 9A DISCLOSURES MADE ON APRIL 5, 2005.

     At the time of closing the books for the fiscal year ended January 5, 2005 ("fiscal 2004") and the audit of the Company's financial statements for fiscal 2004 by the independent auditors for the Company, both the Company and its auditors were aware of particular deficiencies in internal controls relating to service revenue recognition and to other system reporting functions. In the preparation of the Company's financial statements for fiscal 2004, and the independent audit of those financial statements, the Company and its external auditors each utilized mitigating procedures including the performance of additional manual processes, extended cut-off procedures and testing of financial activity subsequent to year end to verify and supplement the financial information derived from the Company's systems. Accordingly, the Company and

Securities and Exchange Commission
September 8, 2005
Page 4

its external auditors each concluded that the disclosure controls and procedures used in preparing and auditing the financial statements for the fiscal year ended January 5, 2005 were effective and the Company's chief executive officer and chief financial officer were able to provide the required certifications. Likewise, our independent auditors considered these identified deficiencies in internal control in determining the nature, extent and timing of audit procedures performed in support of their opinion on the Company's fiscal 2004 financial statements, as set forth in the sixth paragraph of their report dated May 3, 2005 included in the Company's Form 10-K/A filed on May 5, 2005.

     Management's testing and assessment of its internal controls over financial reporting in accordance with the requirements under Section 404 of Sarbanes-Oxley was not completed until after the filing of its Annual Report on Form 10-K on April 5, 2005, and in a few cases, some deficiencies of which the Company was aware recurred, causing the Company to ascribe greater significance to such deficiencies. During the last week of April, 2005, management concluded that the deficiencies relating to its internal controls over the accuracy of service billing calculations and revenue recognition related to service activity could result (but had not resulted) in a material misstatement of its financial statements and, therefore, constituted a material weakness. Later in that same week, management concluded that the combination of approximately 15 individual control deficiencies related to the financial reporting function, in the aggregate, could result (but had not resulted) in a material misstatement of its financial statements and further determined that due to that possibility, the aggregate of such deficiencies constituted a second material weakness.

     Pomeroy had not identified a material weakness before the filing of its Annual Report on Form 10-K; thus condition (D) of SEC Release 34-50754 was not applicable. In summary, while Pomeroy was aware of specific deficiencies as of the filing of the Form 10-K on April 5, 2005, it had not completed its testing and assessment of those deficiencies to conclude that there was one or more material weaknesses.

FINANCIAL STATEMENTS
--------------------

NOTE  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------

REVENUE RECOGNITION, PAGE F-9
-----------------------------

3. PLEASE DESCRIBE TO US THE EXTENT TO WHICH YOU SELL SOFTWARE AS PART OF YOUR ARRANGEMENTS AND INDICATE WHETHER YOU ACCOUNT FOR ANY SUCH SALES IN ACCORDANCE WITH SOP 97-2. FOR ARRANGEMENTS THAT INCLUDE SOFTWARE AND ARE NOT ACCOUNTED FOR UNDER SOP 97-2, EXPLAIN HOW YOU CONSIDERED PARAGRAPH 2 OF THE SOP.

     For fiscal 2004, the Company's sales of computer hardware, software and related products were approximately $545.1 million, or 73.4% of consolidated revenue. The portion of those sales that comprised software approximated $50.9 million, or 6.9% of consolidated revenue.

Securities and Exchange Commission
September 8, 2005
Page 5

     Pomeroy does not develop, own or sell proprietary software. At the point of sale, Pomeroy is not responsible for constructing, maintaining or correcting any third party software application. The Company is also not legally responsible for correcting third party software program code errors for our customers either under warranty obligations or in non-warranty situations.

     Pomeroy fulfills customer orders for third party "off-the-shelf" software products. Pomeroy's invoice price to the customer reflects a cost-plus markup based on the distributor's or vendor's price to Pomeroy. Examples of third party software products that Pomeroy purchases and resells include, but are not limited to, Microsoft, Oracle, VM Wear, Veritas, McAfee and Novell. Pomeroy's offerings to its customers also include Pomeroy purchasing the "off-the-shelf" software from a vendor, installing it on the computer equipment and invoicing the customer for both the hardware equipment and software product(s) separately and with a cost-plus markup. In both of these situations hardware and software revenue is recognized upon shipment.

     Pomeroy's revenue recognition policy is consistent with the requirements of Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements," and Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition." Pomeroy records revenue when it is realized or earned. Pomeroy considered the four criteria below since "the arrangement does not require significant production, modification or customization of software":
          -    Persuasive evidence of an arrangement exists (earned);
          -    Delivery has occurred (earned);
          -    The vendor's price is fixed or determinable (realizable); and
          -    Collection from our customer is probable. (realizable).

     In cases where it was concluded that software was incidental to the product sale as a whole, Pomeroy has considered SOP 97-2, paragraph .02, to properly recognize revenue. This conclusion is based on the following criteria:
          -    The  reselling  of  third party software and software licenses is not  the  primary  marketing  or  selling  focus  of  Pomeroy;
          -    The  software vendor provides post-contract customer support, not
               Pomeroy;  and
          -    The software vendor incurs all costs, not Pomeroy.

Pomeroy's third party software arrangements may be involved with other multi-element arrangements. These arrangements and our accounting treatment are discussed in our Revenue Recognition response to item #8.

4. WE NOTE THAT YOU RESELL CERTAIN PRODUCTS FROM YOUR VENDOR PARTNERS. PLEASE IDENTIFY THE PRODUCTS THAT YOU RESELL, QUANTIFY THESE TRANSACTIONS AND TELL US WHETHER YOU RECORD THIS REVENUE ON A GROSS OR NET BASIS. REFER TO EITF 99-19 IN YOUR RESPONSE.

Securities and Exchange Commission
September 8, 2005
Page 6

     Pomeroy is a reseller of a broad range of IT products from its vendor partners that include desktop computing equipment, servers, infrastructure devices, peripherals, and software. Pomeroy records this revenue on a gross basis. All of Pomeroy's product revenue is derived from the resale of vendors' products. For fiscal 2004, the gross revenue reported under these reseller arrangements was approximately $545.1 million.

     According to EITF 99-19, Pomeroy meets the indicators of gross revenue reporting as follows:

          -    Pomeroy is the primary obligor in the arrangement;
          - Pomeroy has general inventory risk (before customer order is placed or upon customer return);
          -    Pomeroy has latitude in establishing price;
          -    Pomeroy may change the product;
          -    Pomeroy has discretion in supplier selection;
          - Pomeroy is involved in the determination of product or service specifications;
          - Pomeroy has physical loss inventory risk (after customer order or during shipping); and
          -    Pomeroy has credit risk.

Based upon Pomeroy's fact pattern as described above, the Company's position of reporting gross revenue from the resale of products from its vendor partners is supported by EITF 99-19.

5. WE NOTE THAT YOU PROVIDE WARRANTY SERVICES ON BEHALF OF OEM CUSTOMERS AND THAT YOU ARE REIMBURSED FOR ANY COSTS YOU INCUR. PLEASE EXPLAIN TO US HOW YOU ARE ACCOUNTING FOR THESE TRANSACTIONS AND REFER TO THE AUTHORITATIVE LITERATURE THAT SUPPORTS YOUR ACCOUNTING.

     Pomeroy participates in the Authorized Service Provider (ASP) programs administered by most Original Equipment Manufacturers (OEM's). Under the terms of these programs, certain of Pomeroy's service technicians obtain training in the diagnosis and repair of each of the manufacturers' products and certifications to service the equipment.

     When equipment under manufacturer's warranty requires service, Pomeroy's service administrators verify the warranty entitlement and file a warranty claim with the manufacturer. At the time the warranty claim is filed, a certified service technician is assigned to the repair. In most cases, only certified technicians are permitted to service equipment covered by warranty. When the service is completed and the work order is closed, only revenue related to the labor portion of the repair is recognized in accordance with negotiated agreed upon rates with the OEM based on the level of service provided. The associated labor cost is recorded in cost of sales and service. For fiscal 2004, the gross revenue reported under these labor reimbursement arrangements was approximately $2.2 million, or 0.3% of net sales and revenue.

     Pomeroy recognizes these arrangements in accordance with SAB 101. Under SAB 101, revenue generally is realized or realizable and earned when all of the following criteria are met:

Securities and Exchange Commission
September 8, 2005
Page 7

1.   Persuasive evidence of an arrangement exists;
2.   Delivery has occurred or services have been rendered;
3.   The seller's price to the buyer is fixed or determinable; and
4.   Collectibility is reasonably assured.

     Any replaceable parts related to the warranty repair are verified as covered under the warranty contract. Pomeroy either acquires the replacement part from the OEM or utilizes a new part from its inventory and returns the defective part to the OEM who replaces it with a new part at no cost to Pomeroy. No revenue or expense is recognized with respect to replacement parts.

     In future filings, the Company proposes to revise its disclosure in Note 2 of its financial statements relating to Warranty Receivable as follows:

     Warranty Receivable - The Company performs warranty service work on behalf of the OEM on customer product. The OEM is responsible for paying the Company for its warranty services at negotiated rates and providing replacement parts to the Company at no cost. Revenue related to warranty labor cost incurred is recognized as revenue when the service is provided. The associated labor cost is recorded in cost of sales and service. No revenue or cost is recognized for replacement parts which are provided by the OEM. It is the Company's responsibility to file and collect these warranty claims. The Company records the vendor receivables when it has completed its obligation to perform under the specific arrangement.

6. PLEASE TELL US MORE ABOUT YOUR LOGISTICAL DEPLOYMENT SERVICES ARRANGEMENTS. DESCRIBE THE PRODUCTS AND SERVICES PROVIDED AND THE MATERIAL CONTRACT TERMS OFFERED. REFER TO THE ACCOUNTING LITERATURE THAT SUPPORTS YOUR REVENUE RECOGNITION POLICIES FOR THESE ARRANGEMENTS AND EXPLAIN TO US HOW YOUR POLICIES COMPLY WITH THAT LITERATURE.

     Pomeroy offers logistical deployment services (referred to as "bill and hold arrangements"), which provide our customers the ability to purchase and stage IT products that may be, will be, or are constrained. In these bill and hold arrangements, Pomeroy will warehouse products purchased by the customer in the Company's corporate distribution center in a segregated area. These bill and hold arrangements primarily support our customers' technology refresh projects. Pomeroy's customers request bill and hold arrangements in order to ensure consistency, on a company-wide basis, in the products and technologies desired by the customer as well as minimize the number of supported technologies that the customer needs.

   Pomeroy recognizes these arrangements in accordance with SAB 101. Under SAB 101, revenue generally is realized or realizable and earned when all of the following criteria are met:

   1.  Persuasive evidence of an arrangement exists;
   2.  Delivery has occurred or services have been rendered;

Securities and Exchange Commission
September 8, 2005
Page 8

   3.  The seller's price to the buyer is fixed or determinable; and
   4.  Collectibility is reasonably assured.

Based upon the above criteria and in accordance with SAB 101, Pomeroy satisfies the conditions for revenue recognition, supported by the following facts:

          -    The risks of ownership have passed to the customer;
          - The customer has made a fixed commitment to purchase the goods by signing a written agreement to purchase the goods;
          - The customer, not Pomeroy, requested the transaction be on a bill and hold basis as a result of a substantial business purpose;
          - There is a generally a short-term rollout/delivery of the goods falling under these arrangements. The date for delivery is reasonable and consistent with the customer's business purpose;
          - Pomeroy does not retain any specific performance obligations such that the earnings process is not complete;
          - The ordered goods have been segregated from Pomeroy's inventory and not subject to being used to fill other orders; and
          -    The equipment is complete and ready for shipment.

In addition, Pomeroy has considered the following factors that support its revenue recognition on the bill and hold arrangements:

          - Payment for these goods is expected from the customer under our normal credit terms. Pomeroy does not modify its normal billing and credit terms for its customer under these arrangements;
          - Pomeroy considers past experiences with and pattern of bill and hold arrangements;
          - The customer has the risk of loss in the event of a decline in the market value of the goods;
          -    Pomeroy's custodial risks are insurable; and
          - Pomeroy has no extended procedures that are necessary in order to assure that there are no exceptions to our customer's commitment to accept and pay for the goods purchased.

     Based upon Pomeroy's fact pattern as described above, the Company's position of reporting revenue under our logistical deployment services arrangements is supported by SAB 101.

7. PLEASE DESCRIBE YOUR "SERVICE CONTRACTS" TO US AND EXPLAIN WHY YOU BELIEVE IT IS APPROPRIATE TO RECOGNIZE REVENUE RELATING TO THESE CONTRACTS RATABLY.

Securities and Exchange Commission
September 8, 2005
Page 9

     Pomeroy enters into fixed price maintenance contracts with its customers. The Company provides fixed price maintenance and support services covering specific computer equipment to its customers. Pomeroy's fixed price contracts may include labor and/or parts and a contract's life can cover a period from three months to multiple years. These service contracts are a pre-determined arrangement with contractual values and start and end dates. These fixed-price service contracts are invoiced upfront but the revenue is deferred and recognized ratably over the life of the contract. Pomeroy's associated actual expenses, labor and material, are recognized as incurred.

     Pomeroy's service contract revenue recognition policy is consistent with the requirements of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Concepts No. 5, "Recognition and Measurements in Financial Statements of Business Enterprises". The Company applies the "proportional performance method" where our service contracts involve a series of actions. The arrangement involves an unspecified number of actions over a given period of time; thus, an equal amount of revenue is recognized at fixed intervals. Pomeroy uses the straight-line method over the contract's life to recognize the service revenue.

     Pomeroy's fixed price service contract arrangements may be involved with other multi-element arrangements. These arrangements and our accounting treatment are discussed in our Revenue Recognition response item #8.

8. IT APPEARS FROM YOUR DISCLOSURE REGARDING MULTIPLE-ELEMENT ARRANGEMENTS THAT YOU CONSIDER EACH DELIVERABLE (E.G., EQUIPMENT, CONFIGURATION, TRAINING, INSTALLATION, ETC) TO BE A SEPARATE UNIT OF ACCOUNTING. PLEASE, EXPLAIN TO US HOW THESE DELIVERABLES MEET THE CRITERIA IN PARAGRAPH 9 OF
     EITF  00-21  IN  ORDER  TO  BE  CONSIDERED  SEPARATE  UNITS  OF ACCOUNTING.

     Pomeroy structures certain sales arrangements with multiple deliverables and considers each deliverable to be a separate unit of accounting. Per EITF 00-21, Paragraph 9, there are three criteria that must all be met in order for each deliverable to be considered a separate unit of accounting. The three criteria are as follows:

          - The delivered item has value to the customer on a stand alone basis;
          - There is objective and reliable evidence of the fair value of the undelivered item(s); and
          - If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor

In Pomeroy's sales arrangements involving multiple deliverables, each of these criterion apply. Each of the elements in these multiple deliverable arrangements is considered industry-standard, value-added components. Each component has its own intrinsic value and is ordered as a separate line item by each individual customer as needed. Industry standard return privileges are very limited in nature. Additionally, return privileges are tied to each individual component,

Securities and Exchange Commission
September 8, 2005
Page 10

some within Pomeroy's direct control, and others solely reliant on that which is dictated by the vendor and passed through to the customer.

FORM 10-K/A FILED MAY 5, 2005

ITEM 9A. CONTROLS AND PROCEDURES
--------------------------------

9. PLEASE TELL US MORE ABOUT THE MATERIAL WEAKNESS RELATED TO APPROPRIATELY APPLYING GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. CLARIFY WHETHER THIS WEAKNESS IS LIMITED TO THE RECONCILIATION AND CLASSIFICATION ISSUES THAT ARE DESCRIBED IN YOUR DISCLOSURE.

     IN ADDITION, DESCRIBE THE SPECIFIC ISSUES TO US IN MORE DETAIL, IDENTIFY THE ACCOUNTS AND REPORTING PERIODS AFFECTED, AND QUANTIFY THE ADJUSTMENTS THAT WERE REQUIRED.

     The second material weakness identified by the Company consists of 15 individual control deficiencies related to the financial reporting function that in the aggregate could result (but had not resulted) in a material misstatement of the Company's financial statements as reported in the Company's Annual Report on Form 10-K, as amended by Form 10-K/A. As stated in the Company's Form 10-K/A, these deficiencies included instances of undocumented, unresolved or unrecorded reconciling items in account reconciliations and account misclassifications resulting in multiple unadjusted differences to the consolidated financial statements. More specifically, these items included: inadequate training of financial accounting personnel; inadequate use of SEC reporting and disclosure checklists; inadequate processes for integrating accounting records of ARC; undocumented methodology for computing inventory reserve balances; lack of a formal capitalization policy resulting in inconsistent applications; utilization of manual reports to support inventory aging (obsolescence); undocumented management review of reconciliation items and adjusting entries; improper classification of accounts for internal financial reporting purposes; errors in debt covenant calculations; failure to record immaterial differences between physical inventory counts and perpetual inventory records; failure to record or reconcile inventory returns to vendors; inconsistent applications in the process to adjust perpetual inventory for price differences; deficiencies regarding reconciliation of other accounts; and failure by the Company to include in draft financial statements certain required disclosures in the financial statements relating to business combinations and stock option plans.

     No audit adjustments were required or made to the financial statements for fiscal 2004 because individually and collectively the items resulted in an immaterial financial statement impact. Collectively, the unadjusted differences associated with these items had the effect of decreasing total assets by 1.6%, decreasing total liabilities by 4.1% and increasing net income by 1.0% as of and for the fiscal year ended January 5, 2005.

     In response to this material weakness, the Company developed a plan for addressing each of the identified deficiencies as described in Item 12 below.

Securities and Exchange Commission
September 8, 2005
Page 11

FORM 10-Q FOR FISCAL QUARTER ENDED JULY 5, 2005
-----------------------------------------------

ITEM  4.  CONTROLS AND PROCEDURES
---------------------------------

10. WE NOTE THAT YOU REFER TO THE CONCLUSION THAT YOUR CONTROLS AND PROCEDURES WERE NOT EFFECTIVE AS OF JANUARY 5, 2005, BUT YOU DO NOT APPEAR TO PROVIDE A CONCLUSION REGARDING THE END OF THE PERIOD COVERED BY THIS REPORT. PLEASE EXPLAIN TO US HOW YOU COMPLIED WITH ITEM 307 OF REGULATION S-K FOR EACH OF YOUR QUARTERLY REPORTS THAT HAVE BEEN FILED IN FISCAL 2005.

     The Company believes that its disclosure under Item 4 (Controls and Procedures) in its Quarterly Report on Form 10-Q for the period ended July 5, 2005, indicates that the conclusions of its chief executive and chief financial officers regarding the effectiveness of the Company's disclosure controls and procedures as identified in its Annual Report on Form 10-K, as amended by Form 10-K/A filed May 5, 2005, for fiscal 2004, still apply as the deficiencies still existed as of July 5, 2005 and were continuing to be addressed by the Company.

11. WE NOTE THAT YOU DISCLOSE THAT A REVIEW WAS PERFORMED BY A THIRD-PARTY CONSULTING FIRM AND THAT "THE SYSTEMS AND PROCESSES REVIEWED AND VALIDATED WERE CONSIDERED SUFFICIENT FROM AN INTERNAL CONTROL STANDPOINT." PLEASE EXPLAIN TO US HOW READERS SHOULD INTERPRET THIS INFORMATION AND INDICATE THE SPECIFIC GUIDANCE YOU ARE FOLLOWING IN MAKING THESE DISCLOSURES.

     Pomeroy engaged a national consulting firm to provide an outside assessment of the IT systems and processes for the services business. The engagement of a consulting firm was recommended to management by the Audit Committee to supplement (i) the Company's evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures, (ii) the steps taken by the Company and proposed to be taken to correct its internal control deficiencies and (iii) the integration of the IT systems and processes of ARC with the IT systems and processes of Pomeroy, which integration occurred during the first and second quarters of fiscal 2005. The engagement specifically requested an analysis of, and recommended improvements for, closing processes and control issues relating to service revenue including, but not limited to, deficiencies related to the two identified material weaknesses. The engagement included a review of the sufficiency of the manual processes and other mitigating procedures currently utilized by Pomeroy as well as the proposed changes to Pomeroy's accounting systems. The disclosure of the engagement of the outside consultant relates to the Company's required evaluation under Rule 13a-15.

     Pomeroy believes that the reader should interpret this disclosure to support management's evaluation that the manual processes and other mitigating procedures utilized by Pomeroy have been effective, that the Company is working diligently to correct the deficiencies and that the Company is not aware of any additional material weaknesses that need to be disclosed at this time.

Securities and Exchange Commission
September 8, 2005
Page 12

12. YOU REFER TO TAKING STEPS TO ENHANCE YOUR INTERNAL CONTROLS OVER FINANCIAL REPORTING. PLEASE DESCRIBE TO US THE STEPS YOU HAVE TAKEN (OR PLAN TO TAKE) AND PROCEDURES YOU HAVE IMPLEMENTED (OR PLAN TO IMPLEMENT) TO CORRECT EACH MATERIAL WEAKNESS. INDICATE WHEN EACH CORRECTIVE ACTION WAS COMPLETED OR IS EXPECTED TO BE COMPLETED.

     The Company has developed a plan, with the input of its Audit Committee and external auditors, to address the two material weaknesses. With respect to the first material weakness (failure to maintain effective internal control over the accuracy of service billing calculations and revenue recognition related to service activity), a remediation plan has been developed to address the issues, with particular emphasis on the billing function for the services segment. The plan includes hiring additional staff, assessing and improving processes to increase automation of the reporting function, testing the improvements, and development of a deferred revenue issues log. The Company anticipates that the new processes and automation will be greatly enhanced during the 4th quarter of fiscal 2005 with at least one month of testing for most new processes and systems during the 4th quarter. The Company expects that some manual procedures may still be required to supplement its reporting of financial information for fiscal 2005.

     With respect to the second material weakness (failure to maintain effective internal control over the financial reporting function), the Company has implemented the following steps: a formal training program has been designed, including internal and external training, with training to begin during the 4th quarter of fiscal 2005; additional financial accounting resources and a disclosure checklist have been acquired; a checklist for integrating the accounting functions of acquired businesses has been developed; disclosure checklists will be utilized during the 3rd quarter of fiscal 2005; internal accounting changes relating to classification of reserves and contingency accounts have been implemented; the process for calculating debt covenants has been revised; the recording of vendor inventory returns has been automated, subject to testing; a process for adjusting perpetual inventory for price differences has been developed and tested and is in the process of being implemented; and inventory levels at branches have been dramatically reduced. The Company is in the process of: developing a new methodology for computing inventory reserves, including utilizing inventory aging information from within the Company's enterprise accounting system; re-engineering the fixed asset authorization process (including limiting access for branch employees); developing a standard definition for materiality; and reconciling aged accounts payable. The Company has targeted the end of fiscal 2005 for completion of those items that have not yet been completed.

     In response to the Commission's comments, the Company acknowledges that:

          - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
          - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 8, 2005
Page 13

     Thank you for your comments. If you have any questions, please contact our counsel, Elizabeth A. Horwitz at (513) 852-8207, or me at (859) 586-0600, ext. 1416.

                                                Sincerely,


                                                /s/Michael E. Rohrkemper
                                                ------------------------
                                                Michael E. Rohrkemper
                                                Chief Financial Officer and
                                                Chief Accounting Officer

cc:  Stephen E. Pomeroy, CEO
     Elizabeth A. Horwitz, Esq., Cors & Bassett, LLC
     Frank Criniti, Crowe Chizek and Company LLC